PAGE 1 OF 11

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       Shared Technologies Fairchild, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.004 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    81948QAAS
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Aloysius T. Lawn, IV
                          General Counsel and Secretary
                             Tel-Save Holdings, Inc.
                                 6805 Route 202
                               New Hope, PA 18938
                                 (215) 862-1500
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          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 16, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                        Exhibit Index located on page 11


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                                  PAGE 2 OF 11


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1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Tel-Save Holdings, Inc.                                    23-2827736
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [   ]
         (b) [ X ]
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3)       SEC USE ONLY

--------------------------------------------------------------------------------

4)       SOURCE OF FUNDS                                                  WC
--------------------------------------------------------------------------------

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                [   ]
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6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware corporation
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7)       SOLE VOTING POWER

         3,000,000  (Only upon exercise of Option.  See Items 4 and 5.)
--------------------------------------------------------------------------------

8)       SHARED VOTING POWER                                              N/A
--------------------------------------------------------------------------------

9)       SOLE DISPOSITIVE POWER

         3,000,000  (Only upon exercise of Option.  See Items 4 and 5.)
--------------------------------------------------------------------------------

10)      SHARED DISPOSITIVE POWER                                         N/A
--------------------------------------------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,000,000
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                                  PAGE 3 OF 11

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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         [   ]
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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.9%
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14)      TYPE OF REPORTING PERSON                                         CO

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                                  PAGE 4 OF 11

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D (the "Statement"), filed with respect to events that occurred on July 16, 1997, relates to shares of common stock, par value $.004 per share (the "Issuer Common Stock"), of Shared Technologies Fairchild, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 100 Great Meadow Road, Suite 104, Wethersfield, Connecticut 06109.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed by Tel-Save Holdings, Inc. (the "Reporting Person"), a Delaware corporation. The Reporting Person provides long distance services primarily to small and medium-sized businesses located throughout the United States. The Reporting Person's long distance service offerings include outbound service; inbound toll-free 800 service; and dedicated private line services for data. The principal business and the principal executive offices of the Reporting Person are located at 6805 Route 202, New Hope, Pennsylvania 18938.

     The executive officers of the Reporting Person, as of July 16, 1997, are as follows:

Name                          Business Address              Office

Daniel Borislow               Tel-Save Holdings, Inc.       Chief Executive
                              6805 Route 202                Officer
                              New Hope, PA  18938

Gary W. McCulla               Tel-Save Holdings, Inc.       President and
                              6805 Route 202                Director of Sales
                              New Hope, PA  18938           and Marketing

Emanuel J. DeMaio             Tel-Save Holdings, Inc.       Chief Operations
                              6805 Route 202                Officer
                              New Hope, PA  18938

Joseph A. Schenk              Tel-Save Holdings, Inc.       Chief Financial
                              6805 Route 202                Officer, Treasurer
                              New Hope, PA  18938           and Director of
                                                            Investor Relations

Edward B. Meyercord, III      Tel-Save Holdings, Inc.       Executive Vice
                              6805 Route 202                President, Marketing
                              New Hope, PA  18938           and Corporate
                                                            Development



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                               PAGE 5 OF 11

Mary Kennon                   Tel-Save Holdings, Inc.       Director of Customer
                              6805 Route 202                Care and Human
                              New Hope, PA  18938           Resources

Aloysius T. Lawn, IV          Tel-Save Holdings, Inc.       General Counsel and
                              6805 Route 202                Secretary
                              New Hope, PA  18938

Kevin R. Kelly                Tel-Save Holdings, Inc.       Controller
                              6805 Route 202
                              New Hope. PA  18938

     The directors of the Reporting Person, as of July 16, 1997, are as follows:

                                                   Name and Principal
                                                   Business of Employer;
Name                  Principal Occupation            Address

Daniel Borislow       Chief Executive Officer      Tel-Save Holdings, Inc.
                      of Tel-Save Holdings, Inc.   6805 Route 202
                                                   New Hope, PA  18938

Ronald R. Thoma       Executive Vice President     Crown Cork and Seal
                      of Crown Cork and Seal       Company, Inc. (a manu-
                      Company, Inc.                facturer of packaging
                                                   products)
                                                   9300 Ashton Road
                                                   Philadelphia, PA  19136

Gary W. McCulla       President and Director of    Tel-Save Holdings, Inc.
                      Sales and Marketing of       6805 Route 202
                      Tel-Save Holdings, Inc.      New Hope, Pennsylvania  18938

George Farley         Group Vice President of      Twin County Grocers, Inc.
                      Finance/Chief Financial      (a food distribution company)
                      Officer of Twin County       145 Talmadge Road
                      Grocers, Inc.                Edison, New Jersey  08818

Harold First          Financial Consultant         345 Park Avenue, 35th Floor
                                                   New York, NY  10154



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                                  PAGE 6 OF 11


Emanuel J. DeMaio     Chief Operations Officer     Tel-Save Holdings, Inc.
                      of Tel-Save Holdings, Inc.   6805 Route 202
                                                   New Hope, Pennsylvania  18938

Joseph A. Schenk      Chief Financial Officer,     Tel-Save Holdings, Inc.
                      Treasurer and Director of    6805 Route 202
                      Investor Relations of        New Hope, Pennsylvania  18938
                      Tel-Save Holdings, Inc.

     Each person named above as an executive officer or director of the Reporting Person is an American citizen.

     During the five years prior to the date hereof, neither the Reporting Person nor any of its executive officers and directors has been:

          (i)  convicted in a criminal proceeding; or

          (ii) the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Should the Option (as defined in Item 4 below) be exercised, the source of funds that will be used to acquire the shares of Issuer Common Stock covered thereby will be cash derived from the Reporting Person's general corporate funds.

ITEM 4.  PURPOSE OF TRANSACTION.

     As of July 16, 1997, the Reporting Person, TSHCo, Inc. ("Merger Sub"), a wholly owned subsidiary of the Reporting Person, and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Issuer would, by merger with and into Merger Sub (the "Merger"), become a wholly owned subsidiary of the Reporting Person and the shares of Issuer Common Stock would be exchanged for shares of the Reporting Person's common stock.

     Pursuant to the terms of the Merger Agreement, each share of Issuer Common Stock will be converted into the number of shares of the Reporting Person's common stock calculated by dividing $11.25 by the average closing price of the Reporting Person's common stock over a 15-trading-day period prior to the closing date of the Merger, provided that the exchange ratio shall not be greater than 1.125 shares of the Reporting Person's common stock for a share of Issuer Common Stock and that, if such average closing price is greater than $20 per share, the exchange ratio will be calculated



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                                  PAGE 7 OF 11



by dividing the sum of (a) $11.25 plus the product of .3 times the amount by which such average closing price exceeds $20 by (b) such average closing price. The Issuer's convertible preferred stock will be exchanged for preferred stock of the Reporting Person with substantially identical terms (for the Issuer's Series C and D preferred stock) or for shares of the Reporting Person's common stock (for the Issuer's Series I preferred stock).

     The Issuer agrees in the Merger Agreement, among other matters, not to solicit or initiate inquiries for the making of any proposal from or by other parties with respect to a business combination with the Issuer or other like transactions involving a change in control of the Issuer or substantial portions of its assets or, except under certain circumstances, to engage in negotiations with or provide information to another party in connection with such an inquiry or proposal. Further, if the Merger Agreement is terminated under certain circumstances, the Reporting Person will be entitled to be paid a $15,000,000 cash fee by the Issuer.

     The consummation of the Merger is subject to the approval of the stockholders of both the Reporting Person and the Issuer (including, in the case of the Reporting Person, approval of an amendment to the Reporting Person's certificate of incorporation to increase the number of the Reporting Person's authorized shares of common stock), as well as other conditions, including antitrust clearance, applicable federal and state regulatory approvals and consents, the Merger's qualifying as a pooling of interests transaction for accounting purposes and other customary closing conditions.

     In connection with the Merger, stockholders of the Issuer holding approximately 50% of the outstanding Issuer Common Stock entered into separate agreements with the Reporting Person, under which such stockholders severally agreed to vote their shares of Issuer Common Stock in favor of the Merger. Mr. Daniel Borislow, Chairman and Chief Executive Officer of the Reporting Person, also entered into an agreement with the Issuer under which he agreed to vote his shares of the Reporting Person's common stock in favor of the Merger (the several Issuer stockholders agreements and the Borislow agreement are collectively referred to as the "Voting Agreements").

     In addition, the Reporting Person entered into an Agreement with the Issuer (the "STFI Agreement"), pursuant to which the Reporting Person would have the right, if the Merger Agreement were to be terminated by the Issuer under certain circumstances (a "Purchase Event", as defined in the STFI Agreement), to acquire up to 3,000,000 shares of Issuer Common Stock from the Issuer for $11.25 per share (the "Option"). The STFI Agreement expires on the earliest of (a) consummation of the Merger, (b) January 31, 1998 and (c) termination of the Merger Agreement other than pursuant to a Purchase Event. The terms and conditions of the Option are more particularly set forth in the STFI Agreement.

     Copies of the Merger Agreement, the Voting Agreements and the STFI Agreement are filed as exhibits hereto and incorporated herein by this reference. The foregoing summary is qualified in its entirety by reference to such filed Agreements.



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                                  PAGE 8 OF 11

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person may be deemed to own beneficially 3,000,000 shares, or approximately 15.9%, of the Issuer Common Stock issued and outstanding as of July 16, 1997 (adjusted to give effect to the exercise of the Option).

         No person named in Item 2 as an executive officer or director of the Reporting Person beneficially owns any shares of the Issuer Common Stock.

     (b) If the Option becomes exercisable and is exercised in accordance with its terms, the Reporting Person will have sole power to vote and sole power to dispose of such 3,000,000 shares of the Issuer Common Stock. Until the Option is exercised, the Reporting Person has no rights of a stockholder with respect to the shares of Issuer Common Stock subject to the Option, including no rights of disposition or voting with respect to such shares.

     The filing of this Statement does not constitute an admission by the Reporting Person that it is the beneficial owner of any shares of the Issuer. The Reporting Person is making this filing because of the possibility that it may be deemed to be the beneficial owner of certain shares of the Issuer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is hereby made to Item 4 hereof for a description of all contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     7.1  Agreement  and  Plan of  Merger,  dated  as of July  16,  1997,  among
          Tel-Save Holdings, Inc., TSHCo, Inc. and Shared Technologies Fairchild, Inc. (incorporated by reference to Exhibit 2 to the Reporting Person's Current Report on Form 8-K dated July 22, 1997).

     7.2 Agreement, dated as of July 16, 1997, by and between Tel-Save Holdings, Inc. and Shared Technologies Fairchild, Inc. (incorporated by reference to Exhibit 10.1 to the Reporting Person's Current Report on Form 8-K dated July 22, 1997).

     7.3 Voting Agreement, entered into as of July 16, 1997, by and between Daniel Borislow and Shared Technologies Fairchild, Inc. (incorporated by reference to Exhibit 10.2 to the Reporting Person's Current Report on Form 8-K dated July 22, 1997).



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                                  PAGE 9 OF 11


     7.4 Voting Agreement, entered into as of July 16, 1997, by and between RHI Holdings, Inc. and Tel-Save Holdings, Inc. (incorporated by reference to Exhibit 10.3 to the Reporting Person's Current Report on Form 8-K dated July 22, 1997).

     7.5 Voting Agreement, entered into as of July 16, 1997, by and between Anthony D. Autorino and Tel-Save Holdings, Inc. (incorporated by reference to Exhibit 10.4 to the Reporting Person's Current Report on Form 8-K dated July 22, 1997).

     7.6 Voting Agreement, entered into as of July 16, 1997, by and between J.J. Cramer & Co. and Tel-Save Holdings, Inc. (incorporated by reference to Exhibit 10.5 to the Reporting Person's Current Report on Form 8-K dated July 22, 1997).




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                                  PAGE 10 OF 11

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                              TEL-SAVE HOLDINGS, INC.


                                              By: /s/  Aloysius T. Lawn, IV
                                                  ---------------------------
                                                  Aloysius T. Lawn, IV
                                                  General Counsel and
                                                    Secretary

Date:  July 28, 1997




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                                  PAGE 11 OF 11
                                  EXHIBIT INDEX

No.      Description                                                                    Page No.
---     ------------                                                                    --------

7.1  Agreement  and Plan of Merger,  dated as of July 16, 1997,  among  Tel-Save           8*
     Holdings,  Inc.,  TSHCo,  Inc.  and  Shared  Technologies  Fairchild,  Inc.
     (incorporated  by reference to Exhibit 2 to the Reporting  Person's Current
     Report on Form 8-K dated July 22, 1997).

7.2  Agreement,  dated as of July 16, 1997,  by and between  Tel-Save  Holdings,           8*
     Inc. and Shared Technologies Fairchild,  Inc. (incorporated by reference to
     Exhibit 10.1 to the  Reporting  Person's  Current  Report on Form 8-K dated
     July 22, 1997).

7.3  Voting  Agreement,  entered into as of July 16, 1997, by and between Daniel           8*
     Borislow and Shared Technologies Fairchild, Inc. (incorporated by reference to Exhibit 10.2 to the Reporting  Person's Current Report on Form 8-K dated
     July 22, 1997).

7.4  Voting  Agreement,  entered  into as of July 16,  1997,  by and between RHI           9*
     Holdings,  Inc. and Tel-Save Holdings,  Inc.  (incorporated by reference to
     Exhibit 10.3 to the  Reporting  Person's  Current  Report on Form 8-K dated
     July 22, 1997).

7.5  Voting Agreement,  entered into as of July 16, 1997, by and between Anthony           9*
     D.  Autorino  and Tel-Save  Holdings,  Inc.  (incorporated  by reference to
     Exhibit 10.4 to the  Reporting  Person's  Current  Report on Form 8-K dated
     July 22, 1997).

7.5  Voting  Agreement,  entered into as of July 16,  1997,  by and between J.J.           9*
     Cramer & Co. and  Tel-Save  Holdings,  Inc.  (incorporated  by reference to
     Exhibit 10.5 to the  Reporting  Person's  Current  Report on Form 8-K dated
     July 22, 1997).

* Page number where it is stated that the exhibit is incorporated by reference.